UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File No. 001-34063

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Tree.com 401(k) Retirement Savings Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Tree.com, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

REQUIRED INFORMATION

        1.     Not applicable.

        2.     Not applicable.

        3.     Not applicable.

        4.     The Tree.com 401(k) Retirement Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and supplemental schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2010	Tree.com 401(k) Retirement Savings Plan
	By:	/s/ KATHY FRITZSCHE Plan Administrator

Appendix I

Financial Statements and Supplemental Schedules

        Tree.com 401(k) Retirement Savings Plan for the Year Ended December 31, 2009 with Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Tree.com, Inc.
Tree.com 401(k) Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of Tree.com 401(k) Retirement Savings Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tree.com 401(k) Retirement Savings Plan as of December 31, 2009 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

        Our audit of the Plan's financial statements as of and for the year ended December 31, 2009, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2009, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

                        /s/ Porter Keadle Moore, LLP

Atlanta, Georgia
June 24, 2010

TREE.COM 401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009
ASSETS:
Investments at fair value:
Mutual funds	$20,227,135
Collective trust	3,184,750
Wrap contract	10,482
Loans to participants	633,890

Total investments	24,056,257

Receivables:
Dividend	4,790
Participant	16,108
Employer	6,539

Total receivables	27,437

Net assets reflecting all investments at fair value	24,083,694

Adjustment from fair value to contract value for fully-benefit responsive investment contract	22,047

Net assets available for benefits	$24,105,741

The accompanying Notes to Financial Statements are an integral part of these statements.

TREE.COM 401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009
Additions to net assets:
Investment income:
Dividends and interest	$192,563
Net appreciation in fair value of investments	4,465,689
Participant loan interest	30,956

Total investment income	4,689,208

Contributions:
Employer match (net of unvested forfeitures of $62,273)	1,050,996
Employee contributions	3,130,979
Employee rollover	186,574

Total contributions	4,368,549

Total additions	9,057,757

Deductions to net assets attributable to:
Distributions paid to participants	1,799,442
Administrative expenses	49,453

Total deductions	1,848,895

Increase in net assets available for benefits	7,208,862
Net assets available for benefits:
Beginning of year	—
Transfer from IAC plan (see Note 1)	16,896,879

End of year	$24,105,741

The accompanying Notes to Financial Statements are an integral part of these statements.

TREE.COM 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF PLAN

        The following description of Tree.com 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

        The Plan is a defined contribution plan, and was formed on January 1, 2009 to provide benefits exclusively for the employees of Tree.com, Inc. and its subsidiaries (the "Company"). All employees who have attained age eighteen and have met service requirements as defined by the Plan are covered by the Plan, with limited exceptions defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The net assets available for benefits of the employees of Tree.com were transferred from the plan of its former parent company, IAC/InterActiveCorp ("IAC"), as described below, to the newly created Tree.com Plan. It is the policy of the Company to fund employee deferrals in a timely manner.

        Prior to January 1, 2009, Tree.com participated in a retirement savings plan sponsored by IAC that was qualified under Section 401(k) of the Internal Revenue Code. On January 1, 2009, $16,896,879 was transferred from the IAC plan to Tree.com's Plan.

  Contributions

        Participating employees may contribute up to 50% of their pretax earnings, but not more than statutory limits (generally $16,500 for 2009). Tree.com's match is fifty cents for each dollar a participant contributes to the plan, with a maximum contribution of 3% of a participant's eligible earnings up to statutory limits.

        Under the IAC plan, participating employees could contribute up to 16% of their pretax earnings, but not more than statutory limits. Tree.com's match under the IAC plan was fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's eligible earnings. Investment options in the plan included IAC common stock, but neither participant nor matching contributions were required to be invested in IAC common stock.

  Participant Accounts

        Participants direct the investment of their contributions into various investment options offered by the Plan. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the Plan. Tree.com stock is not included in the available investment options or the plan assets.

  Vesting

        Participants are immediately vested in their voluntary contributions to both the current Tree.com and IAC Plan. Funds contributed from January 1, 2009 forward to the Tree.com plan vest according to the participant's years of service, with less than three years of service vesting at 0%, and three years or more of service vesting at 100%. Funds contributed to the former IAC plan prior to January 1, 2009 vest according to the vesting schedule effective at time of investment. This vesting schedule is based on the participant's years of service, with less than two years of service vesting at 0% and two years or more of service vesting at 100%. Participants automatically become 100% vested upon reaching Normal Retirement Age and upon the occurrence of death or disability prior to Termination of Employment.

TREE.COM 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF PLAN (Continued)

Upon termination of employment, amounts not vested will be forfeited. Forfeitures are the non-vested portions of the participant's account remaining after termination. During 2009, $62,273 of forfeitures were used to fund a portion of the employer match contribution. Future forfeitures may be used to reduce administrator expenses or other plan costs as allowed by IRS guidelines or fund a portion of the employer match contributions.

  Participant Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. Participants are allowed a maximum of two outstanding loans. The loans are secured by the balance in the participant's account and bear interest at prime interest rate plus one percent. The interest rate becomes fixed at the time of the loan. Interest rates on loans range from 4.25% to 9.25% at December 31, 2009. Principal and interest are paid ratably through payroll deductions.

  Payment of Benefits

        Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed unless the participant's vested balance is more than $5,000 and the participant elects to leave such amounts in the Plan. If the vested balance does not exceed $5,000 but is more than $1,000, such balance will be automatically transferred to a rollover IRA account unless the participant elects otherwise. If the vested account balance is $1,000 or less it will be distributed in the form of a lump sum payment to the participant. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their accounts while still employed. Participants' pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or the entire vested portion of their after-tax contribution accounts with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balances, subject to income tax and early withdrawal penalties.

  Administrative Expenses

        Administrative fees were paid by the Plan. For the year ended December 31, 2009, administrative fees were $49,453.

  Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts. Account balances will be available for distribution at the same time and in the same manner as would have been permissible if the Plan had not been terminated.

TREE.COM 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

  Investment Valuation

  Registered Investments—Mutual Funds

        The investments in registered investments—mutual funds are recorded at fair value as determined by quoted market prices of the underlying assets at the statement date. Securities for which market quotations are not readily available, or have quotations which management believes are not appropriate, are valued at fair value as determined in good faith by the Trustee. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

        The net change in fair value of plan assets is determined by the changes in fair value during the period for assets held the entire period, the difference between acquisition cost and fair value at period end for assets purchased during the period, and the difference between selling price and fair value or cost for those assets sold during the period.

        Securities transactions are recorded on the trade date. Dividend income is recorded when received by the Plan.

  Investments in Collective Trusts

        The Plan has invested in the Charles Schwab Stable Value Fund, a group trust which is a holder of a Guaranteed Interest Contract ("GIC"). The investment contract is stated at fair value and is adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits. As described in ASC 946, "Investment Companies", formerly FSP AAG-INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC 946, the Statement of Net Assets Available for Benefits presents the fair value of the Plan's investment contract as well as the

TREE.COM 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

  Accounting Pronouncements

        In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The guidance is not expected to materially impact the Plan's current fair value disclosures. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of our fair value measurements.

NOTE 3—INVESTMENTS

        The Plan's investments are held by Charles Schwab Trust Company in a trust fund. Charles Schwab Trust Company has certified to the plan administrator that all assets were being held and that all investment transactions including net appreciation in fair value of investments reported in these financial statements were complete and accurate at December 31, 2009. The table presents the fair values of investments in excess of five percent of the Plan's net assets:

At December 31, 2009
Fidelity Contra Fund	$3,346,093
Schwab Stable Value Fund	3,195,232
PIMCO Total Return D	1,642,955
Royce Low Priced Stock S	1,378,270
Nicholas Apple Int All Cap Growth	1,320,727
Blackrock US Opportunities Inv A	1,230,946

        During the year ended December 31, 2009, the Plan's investments (including investments bought, sold, matured and held during the period) appreciated in value as follows:

Year Ended December 31, 2009
Net change in investments at fair value as determined by quoted market price:
Mutual funds, realized and unrealized	$4,377,916
Collective trust	87,773

Net appreciation in fair value of investments	$4,465,689

TREE.COM 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4—CHARLES SCHWAB STABLE VALUE FUND

        The Charles Schwab Stable Value Fund (the "Fund") is fully-benefit responsive. The average yield earned for such investments was 2.65% for 2009. The average yield credited to participants was 3.06% for 2009. These investments were rated AA+ at December 31, 2009.

        The Fund, invests in synthetic investment contracts, or wrap contracts, issued by insurance companies or banks, which are primarily participating, wherein the contract holder participates in gains and losses incurred due to the performance of the underlying portfolio relative to book value at times of withdrawals. Wrap contracts typically re-set on a monthly or quarterly basis as negotiated with the wrap issuer and do not have a final stated maturity date. Charles Schwab resets the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund's investments. Participants receive the principal and accrued earnings credited to their accounts upon withdrawal for allowed events. These events include transfers to other investment options, and payments due to retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. The Plan may terminate its participation in the contract at any time. If it chooses to do so, the Plan will receive the lesser of the guaranteed or market value.

NOTE 5—FAIR VALUE MEASUREMENTS

        The Plan elected the fair value method of accounting and categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the assumptions used in pricing the asset or liability into the following three levels:

  •
  Level 1: Observable inputs such as quoted prices for identical assets and liabilities in active markets obtained from independent sources.

  •
  Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

  •
  Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, applying assumptions market participants would use in pricing the asset or liability.

        The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques need to maximize the use of observable inputs.

        Following is a description of the valuation methodologies used for our investment assets measured at fair value.

    Mutual funds:    Valued at the net asset value of shares held by the Plan at year end.

    Collective trust:    Investments in contracts are presented in the portfolio of investments at contract value, which represents invested principal plus accrued interest, thereon. The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by the plan participants at contract value. In the event facts or circumstances provide evidence that contract value is impaired, the contracts would be presented at fair value. In determining contract value, the trustee considers such factors as the

TREE.COM 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

    benefit responsiveness of the contracts and the likelihood of default by the issuer of an investment security. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at prevailing interpolated yield curve rates as of year-end.

    Wrap contract:    Value based on the wrap contract fees provided by the trust company.

    Loans to Participants:    Valued at amortized cost plus accrued interest, which approximates fair value.

	As of December 31, 2009
	Recurring Fair Value Measurements Using
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Mutual funds:
Large Cap	$6,076,111	—	—	6,076,111
Mid Cap	2,576,702	—	—	2,576,702
Small Cap	1,836,516	—	—	1,836,516
Target date	4,240,327	—	—	4,240,327
International	3,295,056	—	—	3,295,056
Bonds	2,202,423	—	—	2,202,423
Collective trust	—	3,184,750	—	3,184,750
Wrap contract	—	—	10,482	10,482
Loans to participants	—	—	633,890	633,890

Total assets at fair value	$20,227,135	$3,184,750	$644,372	$24,056,257

        The following table presents the changes in the Plan's assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Loans to Participants
Fair value at January 1, 2009	$—
New loans	402,904
Loan repayments	(299,421)
Loans transferred from IAC Plan	530,407

Fair value at December 31, 2009	$633,890

Wrap Contract
Fair value at January 1, 2009	$—
Unrealized gain relating to instruments still held at December 31, 2009	10,482

Fair value at December 31, 2009	$10,482

TREE.COM 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 6—INCOME TAX STATUS

        The Plan has filed for a determination letter from the Internal Revenue Service regarding the Plan's qualification under Section 401(k) of the Internal Revenue Code (the "IRC"). Based on plan design, the Plan is eligible and currently operating under a blanket determination letter (Schwab Prototype Non-Standardized Profit Sharing Plan with CODA, letter #M391053a) granted to the Plan Administrator. The 401(k) Committee believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The 401(k) Committee will make any changes deemed necessary to ensure that the Plan is granted tax-exempt status.

NOTE 7—RISKS AND UNCERTAINTIES

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

TREE.COM 401(K) RETIREMENT SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Schwab Stable Value Fund	Collective Trust		$3,195,232
	AllianceBernstein 2000 Retirement St R	Mutual fund		74,487
	AllianceBernstein 2005 Retirement St R	Mutual fund		26,191
	AllianceBernstein 2010 Retirement St R	Mutual fund		124,034
	AllianceBernstein 2015 Retirement St R	Mutual fund		42,561
	AllianceBernstein 2020 Retirement St R	Mutual fund		583,715
	AllianceBernstein 2025 Retirement St R	Mutual fund		176,888
	AllianceBernstein 2030 Retirement St R	Mutual fund		907,058
	AllianceBernstein 2035 Retirement St R	Mutual fund		654,251
	AllianceBernstein 2040 Retirement St R	Mutual fund		1,097,721
	AllianceBernstein 2045 Retirement St R	Mutual fund		409,319
	AllianceBernstein 2050 Retirement St R	Mutual fund		143,038
	AllianceBernstein 2055 Retirement St R	Mutual fund		1,064
	Alianz NFJ International Value A	Mutual fund		1,181,827
	BlackRock Equity Dividend	Mutual fund		1,136,090
	BlackRock US Opportunities Inv A	Mutual fund		1,230,946
	Columbia Acorn International Z	Mutual fund		164,555
	Columbia Small Cap Growth Z	Mutual fund		458,246
	Fidelity Contra Fund	Mutual fund		3,346,093
	Fidelity Low Priced Stock	Mutual fund		427,004
	Hartford Capital Appreciation II R4	Mutual fund		432,541
	Lazard Emerging Markets Equity Open	Mutual fund		276,711
	Loomis Sayles Inv Grade Bond A	Mutual fund		559,468
	Nicholas-Apple Int All Cap Growth I	Mutual fund		1,320,727
	Perkins Mid Cap Value S	Mutual fund		918,752
	PIMCO Total Return D	Mutual fund		1,642,955
	Royce Low Priced Stock Fund	Mutual fund		1,378,270
*	Schwab S&P 500 Index Fund	Mutual fund		1,161,387
	Vanguard Developed Markets Index	Mutual fund		351,236
*	Various participants	Loans to participants, at interest rates from 4.25% to 9.25%		633,890

	Total investments at fair value			$24,056,257

*
Party-in-interest as defined by ERISA.

**
All investments are participant directed; therefore, cost information has not been presented.